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February 11, 2014	Writer’s Direct Contact 212.468.8088 NEvans@mofo.com

Via Email and EDGAR

Kate Beukenkamp

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Salon Media Group, Inc. Preliminary Proxy Statement filed on Schedule 14A Filed January 27, 2014 File No. 000-26395

Dear Ms. Beukenkamp:

On behalf of our client, Salon Media Group, Inc. (the “Company”), we are responding to the comments transmitted by the Staff to me on February 7, 2014 with respect to the Preliminary Proxy Statement referenced above. We expect to file a Definitive Proxy Statement reflecting such responses in accordance with the requirements of Regulation 14A on or about February 14, 2014.  Below, we identify in bold a summary of the Staff’s comments and note in regular type our response.  Page number references in our responses refer to the above-referenced preliminary proxy statement.

Inconsistency between the initial number of directors identified in the proposed bylaw amendment and the number of directors to be elected, page 25

1.	Please clarify why the proposed bylaw refers to an initial number of directors of seven and the Company proposes to elect six directors.

The reference to seven directors in the amendment to the Company’s Bylaw refers to the initial board of directors of the Company in 1999. The current board size is six. The Board of Directors has reviewed and approved the following revised amendment, which will be included in the Definitive Proxy Statement (without the language struck through):

“Number and Term of Office. The number of directors ~~shall initially be seven (7) and, thereafter,~~ shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). A vacancy resulting from the removal of a director by the stockholders as provided in Article II, Section 2.3 below may be filled at special meeting of the stockholders held for that purpose. All directors shall hold office for a term expiring at the next annual meeting of stockholders, and until their respective successors are elected, except in the case of the death, resignation, retirement, disqualification or removal of any director.”

The Board has also ratified that the number of directors is six.

Kate Beukenkamp

February 11, 2014

Page Two

Reverse Split Proposal, page 31

2.

Please include a statement, if true, that the reverse split is not intended to be a first step in a series of steps leading to a “going private” transaction, and include a statement with respect thereto in the proxy statement.

On behalf of the Company, we confirm that the proposed reverse split is not an initial step in a “going private” transaction. The following sentence is being added to page 31 of the Definitive Proxy Statement:

The Reverse Stock Split is not intended to be a first step in a series of steps leading to a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

We appreciate in advance your time and attention to this response letter. Should you have any additional questions or concerns, please call me at 212-468-8088.

Sincerely,

/s/ Nilene R. Evans

Nilene R. Evans

cc: James R. Tanenbaum